                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D/A


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 3)*

                       CATELLUS DEVELOPMENT CORPORATION
                               (Name Of Issuer)

                        Common Stock, $0.01 par value
                        (Title of Class of Securities)

                                 149-111-106
                                (CUSIP Number)

                             James E. Knox, Esq.
                               Itel Corporation

   Two North Riverside Plaza, Suite 1900, Chicago, IL 60606 (312-902-1515) (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)

                                March 15, 1994
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, incuding all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject ot all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A


CUSIP No.  149-111-106                                       Page 2 of 4 Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Itel Corporation
   94-1658138

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*                    (a) / /
                                                                      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
     00

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(E)                                         / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

                  7  SOLE VOTING POWER
 NUMBER OF                -0-
  SHARES
BENEFICIALLY      8  SHARED VOTING POWER
 OWNED BY                 -0-
   EACH
 REPORTING        9  SOLE DISPOSITIVE POWER
  PERSON                  -0-
   WITH
                 10  SHARED DISPOSITIVE POWER
                          -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON                -0-

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                       / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           0%

14  TYPE OF REPORTING PERSON*
                           CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 5.         Interest in Securities of the Issuer

                On March 15, 1994, Itel Corporation sold all 6,687,575 shares of common stock of Catellus Development Corporation beneficially owned by it in transactions on the New York Stock Exchange at a price of $7.25 per share.

                Rod Dammeyer, President of Itel Corporation, sold 20,900 shares of common stock of Catellus Development Corporation on February 17, 1994 for $8.125 per share and 9,100 such shares on February 18, 1994 for $8 per share in transactions on the New York Stock Exchange.

                                UcNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                SCHEDULE 13D/A


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)*

                       CATELLUS DEVELOPMENT CORPORATION
                               (Name Of Issuer)

                        Common Stock, $0.01 par value
                        (Title of Class of Securities)

                                 149-111-106
                                (CUSIP Number)

                             James E. Knox, Esq.
                               Itel Corporation

   Two North Riverside Plaza, Suite 1900, Chicago, IL 60606 (312-902-1515) (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)

                              February 11, 1993
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, incuding all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D/A


CUSIP No.  149-111-106                                       Page 2 of 24 Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Itel Corporation
   94-1658138

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*                    (a) / /
                                                                      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
     00

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(E)                                         / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware


                  7  SOLE VOTING POWER
 NUMBER OF                6,687,575
  SHARES
BENEFICIALLY      8  SHARED VOTING POWER
 OWNED BY                 -0-
   EACH
 REPORTING        9  SOLE DISPOSITIVE POWER
  PERSON                  6,687,575
   WITH
                 10  SHARED DISPOSITIVE POWER
                          -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON                6,687,575

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                       / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           8.8%

14  TYPE OF REPORTING PERSON*
                           CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 4.  Purpose of the Transaction.

        The material under the heading "Stockholder Agreement" is hereby deleted and replaced with the following:

        Itel, Bay Area Real Estate Investment Associates, L.P. ("Bay Area Partnership"), and Olympia & York SF Holdings Corporation ("O&Y") have entered into a new Stockholders Agreement which replaces the previous Stockholders Agreement.

        The Stockholders Agreement establishes how the Board of Directors of the Issuer and its Nominating Committee are to be constituted and obligates the parties to vote their shares of Common Stock to achieve this result. These provisions terminate after the conclusion of the Issuer's 1993 annual meeting of stockholders.

        The Stockholders Agreement also provides for certain rights of first offer and rights of inclusion with respect to the transfer of Common Stock. The right of first offer does not apply to sales by pledgees, to certain corporate transactions or to sales of Common Stock by a party in unsolicited "brokers' transactions," as defined in Rule 144 under the Securities Act of 1933, as amended (the "Securities
        Act"), at a price equal to the price generally prevailing in the market provided that the number of shares sold pursuant to this last exception by a party during any three-month period cannot exceed the greater of 2% of the then outstanding Common Stock and the trading volume limitations set forth in SEC Rule 144 (e)(l). If any party or parties decide to sell Common Stock constituting more than 20% of the then outstanding Common Stock, the remaining non-participating party or parties must be given notice and the right to participate in the sale. Those provisions cease to apply to a party at such time after the Issuer's 1993 annual meeting of stockholders that party ceases to own beneficially at least 5% of the outstanding shares of Common Stock. The Stockholders Agreement is attached hereto as Exhibit 1 and is incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits.

        Previously filed Exhibit 1 is deleted and the following is filed in its place:

     1. Stockholders Agreement, dated as of January 29, 1993, among Bay Area Real Estate Investment Associates, L.P., Olympia & York SF Holdings Corporation and Itel Corporation.

        The previously filed Exhibit 2 is amended by adding the following amendment thereto:

    2A. First Amendment to Registration Rights Agreement dated as of January 29, 1993.

                                  SIGNATURE


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 11, 1993                       ITEL CORPORATION



                                             By:  /s/ James E. Knox
                                                  James E. Knox
                                                  Senior Vice President,
                                                  General Counsel and Secretary

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                SCHEDULE 13D/A


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*

                       CATELLUS DEVELOPMENT CORPORATION
                               (Name Of Issuer)

                        Common Stock, $0.01 par value
                        (Title of Class of Securities)

                                 149-111-106
                                (CUSIP Number)

                             James E. Knox, Esq.
                               Itel Corporation

   Two North Riverside Plaza, Suite 1900, Chicago, IL 60606 (312) 902-1515 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)

                                December 4, 1990
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, incuding all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D/A


CUSIP No.  149-111-106                                       Page 2 of 4 Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Itel Corporation
   94-1658138

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*                    (a) / /
                                                                      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
     00

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(E)                                         / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delware

                  7  SOLE VOTING POWER
 NUMBER OF                6,687,575*
  SHARES
BENEFICIALLY      8  SHARED VOTING POWER
 OWNED BY                 -0-
   EACH
 REPORTING        9  SOLE DISPOSITIVE POWER
  PERSON                  6,687,575*
   WITH
                 10  SHARED DISPOSITIVE POWER
                          -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON                6,687,575*

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                       / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           12.4%

14  TYPE OF REPORTING PERSON*
                           CO

* As a result of a distribution of the Issuer's common stock and based on 53,973,000 shares of common stock outstanding on such distribution date.

        Itel Corporation, a Delaware corporation ("Itel" or the "Company"), hereby amends the Statement on Schedule 13D, as filed on November 29, 1990 (the "Statement"), with respect to the shares of Common Stock, $0.01 par value (the "Common Stock"), of Catellus Development Corporation, a Delaware corporation (the "Issuer"). Unless otherwise indicated, capitalized terms used below but not defined herein shall the meanings assigned to such terms in the Statement.

Item 5.  Interest in Securities of the Issuer.

                The response to Item 5(a)-(b) is hereby amended by adding the following:

        (a), (b) As a result of the Distribution, Henley Nucorp, Inc., an indirect wholly owned subsidiary of Itel, holds 6,687,575 shares of Common Stock. As a result, Itel may be deemed to beneficially own 6,687,575 shares of Common Stock or approximately 12.40% of the outstanding shares of Common Stock, based on 53,973,000 shares of Common Stock of the Issuer outstanding on the Distribution Date. Itel has the sole power to vote and dispose of all of such 6,687,575 shares.

                                  SIGNATURE




     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 13, 1991                    ITEL CORPORATION



                                             By:  /s/ James E. Knox
                                                  James E. Knox
                                                  Senior Vice President,
                                                  General Counsel and Secretary

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                                            EXECUTED
                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.__ )*

                       CATELLUS DEVELOPMENT CORPORATION
                               (Name Of Issuer)

                        Common Stock, $0.01 par value
                        (Title of Class of Securities)

                                 149-111-106
                                (CUSIP Number)

                             James E. Knox, Esq.
                               Itel Corporation

   Two North Riverside Plaza, Suite 1900, Chicago, IL 60606 (312-902-1515) (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)

                              November 19, 1990
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, incuding all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP No.  149-111-106                                       Page 2 of 46 Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Itel Corporation
   94-1658138

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*                    (a) / /
                                                                      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
     00

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(E)                                         / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

                  7  SOLE VOTING POWER
 NUMBER OF                6,123,407*
  SHARES
BENEFICIALLY      8  SHARED VOTING POWER
 OWNED BY                 -0-
   EACH
 REPORTING        9  SOLE DISPOSITIVE POWER
  PERSON                  6,123,407*
   WITH
                 10  SHARED DISPOSITIVE POWER
                          -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON                6,123,407*

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                       / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           12.4%

14  TYPE OF REPORTING PERSON*
                           CO

   * Pursuant to a distribution of common stock of the Issuer to holders of Santa Fe Pacific Corporation common stock. See Item 3.

Item 1.   Security and Issuer.

        This Statement relates to the Common Stock, $0.01 par value (the "Common Stock"), of Catellus Development Corporation, a Delaware corporation (the "Issuer"), which has its principal executive offices at 201 Mission Street, San Francisco, California 94105.

Item 2.   Identity and Background.

        This Statement is filed by Itel Corporation, a corporation organized under the laws of the State of Delaware ("Itel" or the "Company"), which has its principal executive offices at Two North Riverside Plaza, Suite 1900, Chicago, Illinois 60606.

        Itel and its subsidiaries are engaged in: (i) transportation services, including (a) rail car leasing by Itel Rail Corporation and its subsidiaries,
(b) container leasing by Itel Container Corporation, Itel Containers International Corporation and their subsidiaries (collectively, "Container"),
(c) rail transportation by several small railroads and (d) distribution services by Itel Distribution Systems, Inc. and its subsidiaries; (ii) distribution of wiring systems products for the transmission of power and voice, data and video communications by Anixter Bros., Inc. and its subsidiaries; and (iii) heavy marine construction, primarily dredging, by Great Lakes International, Inc. and its subsidiaries. In October 1990, Itel agreed to sell substantially all the assets of Containers to General Electric Capital Corporation. The Company also has a substantial investment in securities of other companies, primarily approximately 15.5% of the common stock of Santa Fe Pacific Corporation ("Santa Fe") approximately 12.6% of the common stock of Santa Fe Energy Resources, Inc. and approximately 21% of the common stock of American President Companies, Ltd. Financing operations of Signal Capital Corporation and its subsidiaries are being held for sale.

        Information relating to the directors and executive officers of Itel is contained in Appendix A attached hereto and is incorporated herein by reference.

        As described in this paragraph, Samuel Zell, Chairman of the Board and Chief Executive Officer of Itel, B. Anne Lurie and Sheli Z. Rosenberg, a director of Itel, may be regarded as controlling persons of Itel. Mr. Zell and Mrs. Lurie, by virtue of their positions as trustees and beneficiaries of various trusts, and Mrs. Rosenberg, by virtue of her position as trustee of certain of these trusts, might be deemed to be the beneficial owners of approximately 19.5% of Itel's outstanding common stock, without giving effect to warrants and options to purchase Itel common stock held by Mr. Zell, Mrs. Lurie, Mrs. Rosenberg and their affiliates, or 27.6% of Itel's common stock upon exercise of these warrants and options. Because Mr. Zell, Mrs. Lurie and Mrs. Rosenberg might be considered to be controlling persons of Itel, they might be deemed to own beneficially the Common Stock owned by Itel. Mr. Zell, Mrs. Lurie and Mrs. Rosenberg disclaim beneficial ownership of the Common Stock owned by Itel.

        Neither Itel, nor, to the best of Itel's knowledge, any of the persons listed in Appendix A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). Neither Itel nor, to the best of Itel's knowledge, any of the persons listed in Appendix A has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

        On November 19, 1990, the board of directors of Santa Fe authorized the distribution (the "Distribution") to holders of Santa Fe's common stock of all the outstanding shares of Common Stock of the Issuer, which conducts most of Santa Fe's real estate activities, held by Santa Fe prior to the Distribution. Prior to the Distribution, Itel beneficially owned 26,750,300 shares of Santa Fe common stock, representing approximately 15.5% of the outstanding Santa Fe common stock. The shares of Common Stock will be distributed on December 4, 1990 to holders of record of Santa Fe common stock at the close of business on November 29, 1990 (the "Record Date") on the basis of one share of Common Stock for every four shares of Santa Fe common stock held on the Record Date.

Item 4.  Purpose of the Transaction.

        Itel has acquired beneficial ownership of the 6,123,407 shares of Common Stock which it beneficially owns as of the date of this Statement for investment purposes. Itel may from time to time seek to increase, reduce or dispose of its investment in the Common Stock in the open market, in privately negotiated transactions or otherwise, in which event such transactions might be through or together with entities affiliated with Itel. The determination to effect any such transactions will depend, among other things, the market price of the Common Stock, availability of funds, borrowing costs, market conditions, developments affecting the Issuer and Itel, other opportunities available to

Itel and other considerations. Itel intends, for time to time, to review its investment in the Issuer and to take such action with respect to the Issuer as it considers desirable in light of the circumstances then prevailing.

        Stockholders Agreement. Itel, Bay Area Real Estate Investment Associates, L.P. ("Bay Area Partnership") and Olympia & York SF Holdings Corporation ("O & Y"), which are expected to be the three principal stockholders of the Issuer following the Distribution, have entered into a Long-Term Stockholders Agreement (the "Stockholders Agreement") effective on the Distribution Date pursuant to which each party has agreed to certain arrangements regarding the election of directors of the Issuer and certain restrictions on transfer of its Common Stock. Each party has agreed to vote its shares of Common Stock to set the number of directors constituting the Board of Directors of the Issuer at nine and to elect the following nominees as directors of the Issuer: two nominees of each party (six nominees in the aggregate); the Chief Executive Officer of the Issuer and two individuals who are not affiliates of the Issuer or of any party to the Stockholders Agreement, as selected by the Nominating Committee of the Board (which shall consist of one representative of each of the parties and one person who is not an affiliate of any such party or the Issuer). These arrangements continue with respect to a party as long as such party owns at least 10% of the issued and outstanding Common Stock. As long as such party owns more than 5% but less than 10% of the issued and outstanding Common Stock, it shall be entitled to one nominee. Pursuant to the Stockholders Agreement, James E. Knox, Senior Vice President, General Counsel and Secretary of Itel, and Samuel Zell, Chairman and Chief Executive Officer of Itel, are serving as directors of the Issuer.

        The Stockholders Agreement also provides for certain rights of first offer and rights of inclusion with respect to the transfer of Common Stock.
The right of first offer does not apply to certain corporate transactions or to sales of Common Stock by a party in unsolicited "brokers' transactions," as defined in Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), at a price equal to the price generally prevailing in the market. If any party or parties decide to sell Common Stock constituting more than 20% of the then outstanding Common Stock, the remaining non-participating party or parties must be given notice and the right to participate in the sale. The Stockholders Agreement is attached hereto as Exhibit 1 and is incorporated by reference herein.

        Registration Rights Agreement. The Issuer has entered into a Registration Rights Agreement with Itel, Bay Area Partnership and O&Y (the "Registration Rights Agreement"). The Registration

Rights Agreement generally permits any person (a "Holder") owning Registrable Securities (as defined in the Registration Rights Agreement) to require the Issuer to file a registration statement under the Securities Act, at the Issuer's expense, covering not less than 20% of the Registrable Securities of such Holder (or a lesser percent if the aggregate offering price net of underwriting discounts and commissions would exceed $75 million). No such registration may be requested within the 90-day period following the Distribution Date.

        Each Holder may demand two such registrations, and may participate in registrations requested by any other Holder, subject to certain volume limitations. In addition, if at any time the Issuer proposes to register any Common Stock or other securities under the Securities Act in connection with a public offering of such securities solely for cash, each Holder has the right to request that any of its Registrable Securities be included in such registration statement, subject ot certain volume limitations. The Registration Rights Agreement is attached hereto as Exhibit 2 and is incorporated by reference herein.

        Stockholder Representation Agreement. Itel, Bay Area Partnership and O&Y, in addition to agreeing to make certain representations in connection with the Distribution, have agreed not to make a tender or exchange offer for any Common Stock for one year after the Distribution, except in response to a bona fide unsolicited tender or exchange offer, and to support a resolution by the Board of Directors of the Issuer not to support any tender or exchange offer except under certain conditions for nine months after the Distribution. The Stockholder Spin-Off Representation Agreement is attached hereto as Exhibit 3 and is incorporated by reference herein.

        Other than as described above, Itel has no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporation transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or tranfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present captialization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.

        (a), (b) As a result of the Distribution, Henley Nucorp, Inc., an indirect wholly owned subsidiary of Itel, will hold 6,123,407 shares of Common Stock. As a result, Itel may be deemed to beneficially own 6,123,407 shares of Common Stock or approximately 12.40% of the outstanding shares of Common Stock. Upon consummation of the Distribution, Itel will have the sole power to vote and dispose of all of such 6,123,407 shares.

        Under the definition of "beneficial ownership" in Rule 13d-3 of the Rules and Regulations under the Securities Exchange Act of 1934, Samuel Zell, Chairman of the Board and Chief Executive Officer of Itel, B. Anne Lurie and Sheli Z. Rosenberg, a director of Itel, might be deemed to be beneficial owners of approximately 19.5% of Itel's outstanding common stock, without giving effect to warrants and options to purchase Itel common stock held by Mr. Zell, Mrs. Lurie, Mrs. Rosenberg and their affiliates, or 27.6% of Itel's outstanding common stock upon exercise of these warrants and options. As a result, Mr. Zell, Mrs. Lurie and Mrs. Rosenberg might be deemed to be controlling persons of Itel and thus be deemed beneficial owners of the securities to which this Statement relates. Reference is made to Item 2 above.

        Except as set forth herin, to the best of Itel's knowledge, none of the directors or officers of Itel beneficially owns any shares of the Common Stock, except for the following: (i) Annette Grossman Klein, spouse of Melvyn N. Klein, a director of Itel, owns 75 shares of Common Stock (of which Mr. Klein disclaims beneficial ownership); and (ii) Jack P. Edwards, a director and executive officer of Itel, owns 840 shares of Common Stock.

        (c) The only transaction effected by Itel with respect to the Common Stock during the past 60 days was pursuant to the Distribution.

        To the best of Itel's knowledge, none of the directors or executive officers of Itel has engaged in any transactions with respect to the Common Stock during the past 60 days.

        (d)  None.

        (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Except as described in Items 3 and 4 above and in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other persons with respect to any securities of the Issuer.


Item 7.  Material to be Filed as Exhibits.

     1. Long-Term Stockholders Agreement, dated as of December 29, 1989, among Bay Area Real Estate Investment Associates, L.P., Olympia &
         York SF Holdings Corporation and Itel Corporation.

     2. Registration Rights Agreement, dated as of December 29, 1989, among Bay Area Real Estate Investment Associates, L.P., Olympia &
         York SF Holdings Corporation and Itel Corporation.

     3. Stockholder Spin-off Representation Agreement, dated as of December 29, 1989, by and among Olympia & York Developments Limited,
         Itel Corporation and Bay Area Real Estate Investment Associates L.P.

                                  SIGNATURE




     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  November 29, 1990                    ITEL CORPORATION



                                             By:  /s/ James E. Knox
                                                  James E. Knox
                                                  Senior Vice President,
                                                  General Counsel and Secretary